Exhibit 99.6

SELLERS’ AGREEMENT

This Sellers’ Agreement (this “Agreement”) is entered into as of October 13, 2014 by and between Costar Midstream Energy, LLC, a Texas limited liability company (the “Management Member”), and Energy Spectrum Partners VI LP, a Delaware limited partnership (the “ESP Member”). The Management Member and the ESP Member are sometimes referred to collectively herein as the “Parties” and individually as a “Party”.

Unless the context otherwise requires, capitalized terms used but not defined in this Joinder Agreement have the same meanings assigned to them in the Purchase and Sale Agreement (the “Purchase Agreement”), dated as of even date herewith, among the Parties and American Midstream, LLC, a Delaware limited liability company (“Buyer”).

RECITALS:

WHEREAS, Management Member and ESP Member are parties to that certain Amended and Restated Company Agreement (the “Company Agreement”) of Costar Midstream, L.L.C. (the “Company”), dated December 16, 2011; and

WHEREAS, the ESP Member is the record holder of the Golden Share (as defined in the Second Amended and Restated Company Agreement of Management Member dated as of December 16, 2011), as the transferee of the Company; and

WHEREAS, the Parties collectively own 100% of the issued and outstanding membership interests (the “Interests”) of the Company; and

WHEREAS, Buyer has agreed to purchase the Interests from the Parties pursuant to the Purchase Agreement; and

WHEREAS, the Parties have agreed to allocate among themselves all consideration received from the Buyer with respect to their ownership of the Interests in accordance with Section 7.5(a) of the Company Agreement as if such consideration was received in a transaction to which such Section 7.5(a) applies; and

WHEREAS, the Parties have determined to appoint the ESP Member as Sellers’ Representative with the sole authority, to the exclusion of the Parties themselves, to take all actions under or with respect to the Purchase Agreement and each of the agreements and instruments contemplated thereunder, that the Parties would be entitled to take in its individual capacity as each of such Parties’ respective attorney-in-fact; and

WHEREAS, the Parties desire to enter into this Agreement to evidence certain understandings with respect to the consideration to be received by the Parties from Buyer under the Purchase Agreement and with respect to ESP Member serving as representative of the Parties for certain matters arising under the Purchase Agreement.

NOW THEREFORE, the Parties agree as follows:

1.          Appointment of Sellers’ Representative. The Parties hereby constitute and appoint the ESP Member as their representative (the “Sellers’ Representative”) and their agent, agent for service of process and true and lawful attorney in fact with full power of substitution, and authority in each of their names and on behalf of each of them, in accordance with the terms of this Agreement:

(a)	To act in the name, place and stead of Parties with respect to all matters arising under the Purchase Agreement and the Escrow Agreement, and all other documents (together with the Purchase Agreement and the Escrow Agreement, the “Transaction Documents”) and the transactions contemplated therein (the “Transactions”). All actions taken by the Sellers’ Representative hereunder shall be conclusive and binding on the Parties as if expressly confirmed and ratified in writing by each of the Parties. Without limiting the generality of the foregoing, the Sellers’ Representative shall have full power and authority on behalf of all of the Parties to take any and all actions and make any decisions required or permitted to be taken or made by either Party under the Transaction Documents, including the exercise of the power to: (i) consummate the Transactions; (ii) interpret all of the terms and provisions of the Transactions Documents; (iii) execute, deliver, acknowledge, certify and file (in the name of any or all Parties or otherwise) any and all documents and take or omit to take any and all actions and make all decisions, including, but not limited to, providing instructions, negotiating, granting releases (including global releases) of liability, and entering into compromises or settlements of, and resolving, disputes, that the Sellers’ Representative may, in its sole discretion, determine to be necessary, desirable or appropriate in connection with any matter arising under the Transaction Documents including those matters covered in Sections 2.5 2.7, 5.3, 5.4, 5.7, 5.8, 9.2, 9.3, 9.4, 9.5, 9.8, or 9.9 or under Articles VI (including with respect to warranty claims), and Article VIII, (including with respect to indemnification claims) of the Purchase Agreement and Sections 1.2, 1.3, 1.4, 1.5, 3.1, 3.3, 4.1, 4.3, 4.6, 4.7, and 4.10 of the Escrow Agreement and such comparable provisions in the other Transaction Documents; (iv) give and receive notices and communications under the Transaction Documents; (v) authorize the payment of fees, expenses and distributions including, without limitation, any fees, of Sellers’ Representative; (vi) to make decisions with respect to any claim for indemnification by a Buyer Indemnitee and any claim with respect to the Escrow Property (as that term is defined in the Escrow Agreement), including authorizing the release of any portion of the Escrow Property to a Buyer Indemnitee under Section 1.3 of the Escrow Agreement; (vii) to receive and disburse to the Parties any funds or property received on behalf of the Parties under the Transaction Documents or otherwise in accordance with this Agreement; (viii) execute amendments (and additional documents related thereto) to the Transaction Documents on behalf of the Parties generally consistent with the Transactions contemplated hereby, the execution thereof shall be conclusive evidence of such determination; (ix) designate (A) the accounts for payment of amounts to be paid to the Parties, respectively, pursuant to the Purchase Agreement, (B) to designate the respective amounts of consideration to be distributed from any escrows to the Parties from time to time for the purposes of Sections 6, 7, and 8 below, and (C) the transferee of any Common Units to be received by the Parties pursuant to the Purchase Agreement, Escrow Agreement, or other Transaction Documents; (x) give and receive notices pursuant to Section 9.9 of the Purchase Agreement and Section 4.3 of the Escrow Agreement and such comparable provisions in the other Transaction Documents; and (xi) make any tax filings required to be filed with any federal or state tax authority as a result of this Agreement, the Transaction Documents, or the Transactions. ESP Member hereby accepts its appointment as the Sellers’ Representative.

(b)	To designate a replacement Sellers’ Representative, and Parties, by virtue of their execution and delivery of this Agreement, hereby consent to such replacement Sellers’ Representative. Any such successor shall become the “Sellers’ Representative” for all purposes under this Agreement and the Transaction Documents. Any replacement Sellers’ Representative will sign a joinder to this Agreement within five (5) business days of appointment. Should ESP Member designate a replacement Sellers’ Representative they will notify Management Member within five (5) business days of the selection. If for any reason there is no Sellers’ Representative at any time, all references herein to the Sellers’ Representative shall be deemed to refer to the Parties.

(c)	To do all things and to perform all acts not explicitly referenced in Sections 1(a) and (1)(b) of this Agreement, including executing and delivering all agreements, certificates, receipts, instructions and other instruments contemplated by or deemed advisable to effectuate the provisions of this Agreement.

2.          The Sellers’ Representative as Sole Agent. The Sellers shall refrain from taking any action or engaging in any negotiation or transaction or giving any notice which the Sellers’ Representative shall have the authority to do or engage under Section 1 above, it being the intent of the Parties that the Sellers’ Representative, on behalf of the Parties collectively and individually, will be solely responsible for dealing with the Buyer and third parties, including any Escrow Agent, with whom the Parties have a contractual relationship arising from the Purchase Agreement or the agreements contemplated therein. At the request of the Sellers’ Representative, the Parties will execute and deliver such agreements, instruments and certificates as the Sellers’ Representative shall reasonably request to give effect to the foregoing and Section 1 above.

3.          No Remedies from Third Parties. The Parties shall not seek a remedy from any third party, including but not limited to the Buyer or the Escrow Agent, nor shall it name any such third party as a party in any proceeding seeking a relief or a remedy for a breach or alleged breach by the Sellers’ Representative of any of its obligations hereunder or under the Company Agreement.

4.          No Amendment of the Company Agreement. Notwithstanding the provisions of Sections 1 and 2 above, the ESP Member shall not have the authority to amend or modify the rights, duties or obligations of the Members under the Company Agreement without in each case complying the provisions Section 14.3 of the Company Agreement.

5.          Irrevocability and Limitation on Liability of Sellers’ Representative. The appointment and grant of power and authority of Sellers’ Representative herein and pursuant to the Power of Attorney is coupled with an interest and is in consideration of the mutual covenants made herein, and is irrevocable and shall not be terminated by any act of either the Management Member or the ESP Member or by operation of law, including the death or incapacity of any person or by the occurrence of any other event without the consent of the Sellers’ Representative. No bond shall be required of the Sellers’ Representative, and the Sellers’ Representative shall receive no compensation for its services. The Parties hereby consent to the taking of any and all actions and the making of any decisions required or permitted to be taken or made by the Sellers’ Representative pursuant to this Agreement. Each of the Parties agree that the Sellers’ Representative shall have no obligation or liability to any person for any action or omission taken or omitted by the Sellers’ Representative in good faith hereunder, and each of the Parties shall indemnify and hold the Sellers’ Representative harmless from and against any and all loss, damage, expense or liability (including reasonable counsel fees and expenses) which the Sellers’ Representative may sustain as a result of any such action or omission by the Sellers’ Representative hereunder.

6.          Allocation of Consideration. The Parties agree that the consideration received from Buyer from time to time, and any amounts distributed to the Parties as deferred consideration or from any escrows, shall be applied to the payment of distributions to the Parties in the ratio that reflects the order of priority specified in Section 7.5(a) of the Company Agreement at such time as it is received by the Parties from the Buyer or the Escrow Agent, as applicable. For purposes of making distributions under the Company Agreement, the Parties agree that Common Units received in connection with the Purchase Agreement will be valued as follows:

(a)	All Common Units received by the Parties at the Closing will be valued at the Unit Price.

(b)	All Common Units received by the Parties after the Closing will be valued at the Market Price.

7.          Ownership of Escrowed Common Units. During the period in which the Common Units are held by the Escrow Agent each Party will be deemed to own the escrowed Common Units (and any dividends, earnings and other distributions thereon) in the ratio determined as if all distributions were made pursuant to Section 7.5(a) of the Company Agreement (such ratios determined as if the Payout Percentages set forth for each Party with respect to the Payout Threshold (as such terms are defined in the Company Agreement) are paid pursuant to Section 7.5(a) of the Company Agreement) (the “Closing Allocation Percentage”) determined as of the Closing and set forth on Schedule 7.3 to the Purchase Agreement.

8.          Distribution of Escrowed Common Units. Common Units and any cash received by the Parties as a distribution from Escrow Property (as that term is defined in that certain Escrow Agreement of even date by and among Management Member, ESP Member, Buyer, and Wells Fargo Bank, National Association (the “Escrow Agreement”)) shall be distributed among the Parties in the percentages that would be received by the Parties if an amount in cash were distributed at such time among the Parties in accordance with Section 7.5(a) of the Company Agreement, calculated for Payout Percentages and Payout Thresholds as of the date of distribution and without taking in to consideration the deemed ownership of the Parties pursuant to Section 7 of this Agreement; provided, however, that if at such time as Common Units have been released to the Parties from Escrow (which shall not include those Common Units retained in satisfaction of an indemnity claim pursuant to the terms of the Purchase Agreement), one Party is entitled to receive a percentage of the distributed Common Units or cash that is less than its Closing Allocation Percentage, the Sellers’ Representative shall (i) notify that Party (the “True-up Party”) and shall deliver a written notice (the “True-up Notice”) to the other Party (the “Surplus Party”) setting forth the Implied Tax Amount, and (ii) designate to the Escrow Agent that Common Units or cash, as the case may be, otherwise distributable to the Surplus Party shall instead be distributed to the True-up Party until the True-up Party shall have received the number of Common Units or cash, as the case may be, equal in value to the Implied Tax Amount. Notwithstanding the foregoing, in the calculation of amounts due the Parties under Section 7.5(a) of the Company Agreement, an amount equal to the Implied Tax Amount (as subsequently defined) borne by the Surplus Party with respect to distributions received with respect to Common Units held of record as of the Closing but distributed to the True-up Party shall be deemed distributed to the True-up Party for the purposes of making the calculations required by Section 7.5(a) of the Company Agreement. For purposes of this Agreement, (i) “Implied Tax Amount” means a dollar amount equal to the product of (A) aggregate allocation of items of income and gain (net of any allocations of items of loss and deduction) for federal income tax purposes with respect to each of the Non-Received Units for the period beginning on the Closing Date and ending on the day such Units are released from escrow (if American Midstream is not able to provide the amount to be allocated with respect to the Non-Received Units for the period beginning on January 1, 2015 and ending on the date such Non-Received Units are distributed from escrow, an estimate shall be made by the Sellers’ Representative) and (B) .434 and (ii) “Non-Received Units” means, with respect to a Party, the difference between (A) the product of (x) such Party’s Closing Allocation Percentage and (y) the total number of Common Units distributed to all Parties from the Escrow Property, and (B) the number of Common Units actually received by a Party pursuant to the first sentence of this Section 8.

9.          Term. This Agreement shall continue indefinitely; provided that if all of the Transaction Documents shall be terminated pursuant to the terms thereof, this Agreement shall automatically terminate without the need for any further action by the Parties.

10.         Amendments and Waivers. This Agreement may be amended, superseded or canceled only by a written instrument duly executed by the Parties. Any of the terms of this Agreement and any condition to a Party’s obligations hereunder may be waived only in a writing signed by that Party specifically stating that it waives a term or condition hereof. No waiver by either Party of any one or more conditions or defaults by the other in performance of any of the provisions of this Agreement shall operate or be construed as a waiver of any future conditions or defaults, whether of a like or different character, nor shall the waiver constitute a continuing waiver unless otherwise expressly provided.

11.         Severability. Each portion of this Agreement is intended to be severable. If any term or provision hereof is illegal or invalid for any reason whatsoever, such illegality or invalidity shall not affect the validity of the remainder of this Agreement.

12.         Counterparts; Electronic Delivery. This Agreement may be executed simultaneously in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Any counterpart signature page that is delivered via facsimile, electronic mail or other electronic means shall have the same force and effect as an original counterpart signature page.

13.         Governing Law and Jurisdiction. This Agreement shall be governed by, enforced in accordance with, and interpreted under, the Laws of the State of Texas, without reference to conflicts of Laws principles. ANY LEGAL SUIT, ACTION OR PROCEEDING ARISING OUT OF OR BASED UPON THIS AGREEMENT MAY BE INSTITUTED IN THE FEDERAL COURTS OF THE UNITED STATES OF AMERICA OR THE COURTS OF THE STATE OF TEXAS IN EACH CASE LOCATED IN THE CITY OF DALLAS AND COUNTY OF DALLAS, AND EACH PARTY IRREVOCABLY SUBMITS TO THE EXCLUSIVE JURISDICTION OF SUCH COURTS IN ANY SUCH SUIT, ACTION OR PROCEEDING. SERVICE OF PROCESS, SUMMONS, NOTICE OR OTHER DOCUMENT BY MAIL TO SUCH PARTY’S ADDRESS SET FORTH HEREIN SHALL BE EFFECTIVE SERVICE OF PROCESS FOR ANY SUIT, ACTION OR OTHER PROCEEDING BROUGHT IN ANY SUCH COURT. THE PARTIES IRREVOCABLY AND UNCONDITIONALLY WAIVE ANY OBJECTION TO THE LAYING OF VENUE OF ANY SUIT, ACTION OR ANY PROCEEDING IN SUCH COURTS AND IRREVOCABLY WAIVE AND AGREE NOT TO PLEAD OR CLAIM IN ANY SUCH COURT THAT ANY SUCH SUIT, ACTION OR PROCEEDING BROUGHT IN ANY SUCH COURT HAS BEEN BROUGHT IN AN INCONVENIENT FORUM.

14.         Notices and Addresses. Any notice, request, instruction, waiver or other communication to be given hereunder by either Party shall be in writing and shall be considered duly delivered if personally delivered, mailed by certified mail with the postage prepaid (return receipt requested) or sent by messenger or overnight delivery service to the addresses of the Parties as follows:

ESP Member:

Energy Spectrum Partners VI LP
5956 Sherry Lane, Suite 900
Dallas, TX 75225
Attention: James P. Benson

Management Member:

Costar Midstream Energy, LLC

8150 North Central Expressway

Suite 635

Dallas, TX 75206
Attn: Kevin Sullivan

or at such other address as either Party may designate by written notice to the other Party in the manner provided in this Section 14. Notice by mail shall be deemed to have been given and received on the third (3rd) day after posting. Notice by messenger, overnight delivery service or personal delivery shall be deemed given on the date of actual delivery if such date is a Business Day and, if not, on the first Business Day following such date.

15.         No Partnership; Third Party Beneficiaries. Nothing in this Agreement shall be deemed to create a joint venture, partnership, or agency relationship between the Parties for state law purposes or a partnership for federal tax purposes. Nothing in this Agreement shall provide any benefit to any third party or entitle any third party to any claim, cause of action, remedy or right of any kind, it being the intent of the Parties that this Agreement shall not be construed as a third-party beneficiary contract.

16.         Waiver of Transfer Restrictions and Right of First Offer. Both Sellers hereby waive all right of first offer, transfer restrictions, and other provisions restricting the transfer or binding the Interest in the Company, including, but not limited to, those provisions contained in Article XI of the Company Agreement.

17.         Power of Attorney. In order to effectuate the powers of ESP Member to act as Sellers’ Representative pursuant to this Agreement, Management Member will sign an irrevocable Power of Attorney in the form attached hereto as Exhibit A (the “Power of Attorney”).

18.         Representation. The Parties and the Sellers’ Representative expressly and knowingly consent to Jackson Walker L.L.P. representing ESP Member, in its individual capacity and in its capacity as Sellers’ Representative, from and after the Closing in any matter that is or may be adverse to Management Member or any other party to the Transaction Documents, in connection with the Transactions contemplated by or otherwise arising under this Agreement, the Purchase Agreement, the Escrow Agreement, or the other Transaction Documents. This consent constitutes an advance waiver of any conflict of interest claim against Jackson Walker L.L.P. as a result of such firm representing ESP Member as described in the preceding sentence. In addition, each of Parties, expressly and knowingly, effective as of the Closing: (i) acknowledge and agree that all communications between Jackson Walker L.L.P. and the Company or its agents or representatives in connection with the Transactions contemplated by or otherwise arising under this Agreement, the Purchase Agreement, the Escrow Agreement, or the other Transaction Documents are subject to the sole and absolute control of ESP Member, (ii) waives any and all rights to obtain or otherwise control the disclosure of such communications, and (iii) Management Member covenants and agrees not to assert any rights whatsoever with respect to any such communications.

19.         Payments to Prospect. In connection with the consummation of the transactions contemplated in the Purchase Agreement, the Parties will assume certain obligations to third parties, including, but not limited to, the obligations under Section 2.6 of that certain the Purchase and Sale Agreement dated January 4, 2012 by and among Gas Solutions GP LLC, Gas Solutions LP, LLC, Costar Midstream, L.L.C., Costar GS GP, LLC, and Costar GS LP, LLC. The Parties intend to utilize the proceeds received and to be received as a result of the Transactions contemplated in the Purchase Agreement and the other Transaction Documents to satisfy those obligations, and in that regard agree that the powers granted in Sections 1, 6 and 8 shall include the authority to utilize such proceeds, including any proceeds to be received in the future, as the Sellers’ Representative deems appropriate in connection with satisfying the obligations of the Sellers under the Purchase Agreement and the other Transaction Documents.

20.         Reimbursement of Payments. Each Party agrees that, if (i)(A) an indemnification claim is required to be paid by the Parties (unless such claim is to be paid out of the Escrow Property in which case it will be handled under Section 8) under the Purchase Agreement or the other Transaction Documents, (B) either or both Parties is required to pay any money to the Buyer or a third party with respect to, or as a result of, the Transactions, (C) there is an adjustment to the purchase price payable to the Parties under the Purchase Agreement and the other Transaction Documents, (D) the Sellers’ Representative is entitled to indemnification under this Agreement, or (E) either Party pays on behalf of the Parties expenses or sales commissions relating to or arising out of the sale of the Common Units on behalf of the Parties (each a “Party Liability” and collectively “Party Liabilities”), and (ii) the actual amount expended by each Party with respect to such Party Liability does not match the reduction in consideration that each Party would have received if the Party Liability had reduced the final amount in cash and fair market value property distributed among the Parties in accordance with Section 7.5(a) of the Company Agreement (the “Applicable Sharing Percentage”), then the Party who paid less than such Party’s Applicable Sharing Percentage (the “Underpaying Party”) agrees to indemnify the Party that paid more than its Applicable Sharing Percentage (the “Overpaying Party”) with respect to the relevant Party Liability (such indemnification, a “Reimbursement”); provided that in the event of any offering of the Common Units, the Parties shall share expenses and sales commissions not in accordance with their Applicable Sharing Percentages, but in proportion to the number of Common Units sold on their respective behalf. Each Reimbursement shall be equal to the difference of (i) the product of (A) the Underpaying Party’s Applicable Sharing Percentage, multiplied by (B) the total amount of Party Liabilities arising from the date of this Agreement, minus (ii) the sum of (A) the aggregate amount expended by the Underpaying Party with respect to all Party Liabilities arising from the date of this Agreement, plus (B) the aggregate amount of Reimbursements made by the Underpaying Party from the date of this Agreement. The Sellers’ Representative shall have full authority in accordance with Section 6 of this Agreement to determine each Party’s Applicable Sharing Percentage with respect to each Party Liability and determine the amount of the Reimbursement required to be paid by the Underpaying Party to the Overpaying Party with respect to any Party Liability. The Sellers’ Representative shall also have full authority to determine the timing of the payment of any Reimbursements.

[Signature Page Follows]

IN WITNESS WHEREOF, the Parties have executed this Agreement on the day and year first above stated.

COSTAR MIDSTREAM ENERGY, LLC

By:	/s/ Kevin Sullivan
Name:	Kevin Sullivan
Title:	Manager

ENERGY SPECTRUM PARTNERS VI LP, in its own capacity and as Sellers’ Representative

By: Energy Spectrum Capital VI LP, its general partner

By: Energy Spectrum VI LLC, its general partner

By:	/s/ James P. Benson
Name:	James P. Benson
Title:	Managing Director

EXHIBIT A

POWER OF ATTORNEY

(See Attached)